TABLE OF CONTENTS                                      Exhibit 99.2

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Inventories

Note 7:	Long-term obligations and finance costs

Note 8:	Capital stock

Note 9:	Revenue

Note 10:	Retirement benefit plans

Note 11:	Depreciation and amortization expense

Note 12:	Assets classified as held for sale

Note 13:	Financial instruments

Note 14:	Contingent liabilities

Note 15:	Net loss per share

Note 16:	Income taxes

Note 17:	Segmented information

Note 18:	Changes in non-cash working capital balances

Note 19:	Changes in long-term assets and liabilities

Note 20:	Burnaby arrangement

Note 21:	Events after the reporting period

Note 22:	Approval of unaudited condensed consolidated financial statements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
ASSETS
Current assets
Cash and cash equivalents	5	$270.2	$513.8	$109.7
Accounts receivable, net	13	71.0	83.3	79.2
Income taxes recoverable		21.4	0.8	10.1
Inventories	6	792.1	774.6	891.1
Prepaid expenses		29.2	23.8	28.6
Derivative financial assets	13	2.0	7.2	—
Assets classified as held for sale	12	26.8	13.3	—
Total current assets		1,212.7	1,416.8	1,118.7

Non-current assets
Property, plant and equipment		762.7	785.5	1,098.4
Investment property		19.3	19.3	21.7
Intangible assets		26.2	28.2	26.0
Goodwill		2.6	2.6	8.7
Deferred tax assets		119.1	88.7	98.2
Other long-term assets	7, 13, 16	49.3	51.2	45.8
Total assets		$2,191.9	$2,392.3	$2,417.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	$421.5	$438.7	$463.3
Deferred revenue		181.6	187.7	200.1
Provisions		100.5	109.4	53.2
Income taxes payable		0.3	52.2	—
Other taxes payable		22.5	53.9	19.2
Current portion of long-term obligations	7, 13	4.7	7.9	9.2
Total current liabilities		731.1	849.8	745.0

Non-current liabilities
Long-term obligations	7, 13	26.9	28.0	47.8
Deferred revenue		81.0	87.3	86.8
Retirement benefit liability	10	291.9	286.0	415.5
Deferred tax liabilities		4.0	4.2	5.0
Other long-term liabilities		62.0	63.2	72.2
Total liabilities		1,196.9	1,318.5	1,372.3

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	14.9	14.9
Retained earnings	8	1,070.1	1,145.3	1,177.0
Accumulated other comprehensive loss		(90.0)	(86.4)	(146.7)
Total shareholders’ equity		995.0	1,073.8	1,045.2
Total liabilities and shareholders’ equity		$2,191.9	$2,392.3	$2,417.5
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended May 3, 2014 and May 4, 2013

Unaudited

(in CAD millions, except per share amounts)	Notes	2014	2013

Revenue	9	$771.7	$867.1
Cost of goods and services sold	6, 13	518.5	537.7
Selling, administrative and other expenses	10,11,13	353.7	370.9
Operating loss		(100.5)	(41.5)

Finance costs	7,16	2.5	2.3
Interest income	5	0.7	0.4
Loss before income taxes		(102.3)	(43.4)

Income tax (expense) recovery
Current		(2.2)	(2.9)
Deferred		29.3	15.1
		27.1	12.2
Net loss		$(75.2)	$(31.2)

Basic net loss per share	15	$(0.74)	$(0.31)
Diluted net loss per share	15	$(0.74)	$(0.31)

Net loss		$(75.2)	$(31.2)

Other comprehensive loss, net of taxes:

Items that may subsequently be reclassified to net income:
Loss on foreign exchange derivatives	13	(0.4)	—
Reclassification to net loss of gain on foreign exchange derivatives		(3.2)	—

Total other comprehensive loss		(3.6)	—
Comprehensive loss		$(78.8)	$(31.2)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13-week periods ended May 3, 2014 and May 4, 2013

Unaudited

				Accumulated other comprehensive (loss) income
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement loss	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
Net loss			(75.2)	—	—	—	(75.2)
Other comprehensive loss
Loss on foreign exchange derivatives, net of income tax recovery of $0.2	13			(0.4)	—	(0.4)	(0.4)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.2				(3.2)	—	(3.2)	(3.2)
Total other comprehensive loss		—	—	(3.6)	—	(3.6)	(3.6)
Total comprehensive loss		—	(75.2)	(3.6)	—	(3.6)	(78.8)
Balance as at May 3, 2014		$14.9	$1,070.1	$2.4	$(92.4)	$(90.0)	$995.0

Balance as at February 2, 2013	$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4
Net loss		(31.2)	—	—	—	(31.2)
Total comprehensive loss	—	(31.2)	—	—	—	(31.2)
Balance as at May 4, 2013	$14.9	$1,177.0	$—	$(146.7)	$(146.7)	$1,045.2
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended May 3, 2014 and May 4, 2013
Unaudited

(in CAD millions)	Notes	2014	2013
Cash flow used for operating activities
Net loss		$(75.2)	$(31.2)
Adjustments for:
Depreciation and amortization expense	11	23.6	30.2
Gain on disposal of property, plant and equipment		(0.4)	(0.2)
Finance costs	7, 16	2.5	2.3
Interest income	5	(0.7)	(0.4)
Retirement benefit plans expense	10	5.7	6.9
Short-term disability expense	10	2.1	2.5
Income tax recovery	16	(27.1)	(12.2)
Interest received	5	0.5	0.5
Interest paid	7	(1.2)	(1.5)
Retirement benefit plans contributions	10	(2.2)	(9.7)
Income tax payments, net	16	(64.4)	(8.0)
Other income tax deposits	16	(10.3)	—
Changes in non-cash working capital	18	(85.5)	(92.5)
Changes in long-term assets and liabilities	19	4.2	(6.3)
		(228.4)	(119.6)
Cash flow used for investing activities
Purchases of property, plant and equipment and intangible assets		(10.5)	(6.7)
Proceeds from sale of property, plant and equipment		0.6	0.3
		(9.9)	(6.4)
Cash flow used for financing activities
Interest paid on finance lease obligations	7	(0.6)	(0.6)
Repayment of long-term obligations		(5.8)	(3.4)
Proceeds from long-term obligations		1.5	1.1
		(4.9)	(2.9)
Effect of exchange rate on cash and cash equivalents at end of period		(0.4)	0.1
Decrease in cash and cash equivalents		(243.6)	(128.8)
Cash and cash equivalents at beginning of period		$513.8	$238.5
Cash and cash equivalents at end of period		$270.2	$109.7

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”) (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered in a multi-year licensing agreement with SHS Services Management Inc. (“SHS”), under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased (see Note 13). Licensee fee revenues are comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores. The Company is a party to a number of real estate joint arrangements which have been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.
The indirect parent of the Company is Sears Holdings Corporation (“Sears Holdings”), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements of the Company for the 13-week period ended May 3, 2014 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended February 1, 2014 (the “2013 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2013 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2013 Annual Consolidated Financial Statements.
The Company adopted the following amendments and interpretations which became effective “in” or “for” the 13-week period ended May 3, 2014:

•	IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB has amended IAS 32 to provide clarification on the requirements for offsetting financial assets and liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. Based on the Company's assessment of these amendments, there is no impact on its Financial Statements; and

•	IFRIC 21, Levies (“IFRIC 21”)
IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is applicable for annual periods on or after January 1, 2014. Based on the Company’s assessment of this interpretation, there is no impact on its Financial Statements.

2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements are accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13-week periods presented in these Financial Statements are for the periods ended May 3, 2014 and May 4, 2013.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. The Company is comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements (see Note 17).
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JPMorgan Chase under the long-term credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to a previously released standard as follows:
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. In November 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2013 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Cash	$145.2	$192.4	$64.4
Cash equivalents
Government treasury bills	90.0	299.9	—
Bank term deposits	13.0	—	15.0
Investment accounts	10.4	10.4	20.6
Restricted cash and cash equivalents	11.6	11.1	9.7
Total cash and cash equivalents	$270.2	$513.8	$109.7
The components of restricted cash and cash equivalents are further discussed in Note 14.
Interest income
Interest income related primarily to cash and cash equivalents for the 13-week period ended May 3, 2014 totaled $0.7 million (2013: $0.4 million). For the same 13-week period, the Company received $0.5 million (2013: $0.5 million) in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13-week period ended May 3, 2014 was $468.8 million (2013: $489.0 million), which includes $28.6 million (2013: $24.4 million) of inventory write-downs. These expenses are included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. There were no reversals of prior period inventory write-downs for the 13-week period ended May 3, 2014 (2013: $3.5 million).
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 7).

7. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Real estate joint arrangement obligations - Current	$—	$2.9	$4.1
Finance lease obligations - Current	4.7	5.0	5.1
Total current portion of long-term obligations	$4.7	$7.9	$9.2
Real estate joint arrangement obligations - Non-current	$—	$—	$18.2
Finance lease obligations - Non-current	26.9	28.0	29.6
Total non-current long-term obligations	$26.9	$28.0	$47.8
The Company’s debt consists of a secured credit facility and finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $475.2 million as at May 3, 2014 (February 1, 2014: $374.0 million, May 4, 2013: $606.5 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $197.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. As at May 3, 2014, three properties in Ontario have been registered under the amendment to the Credit Facility agreement. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount, if any, of real estate assets pledged as additional collateral.
The Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at May 3, 2014.
As at May 3, 2014, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $3.8 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 1, 2014: no borrowings and unamortized transaction costs of $4.4 million included in “Other long-term assets”, May 4, 2013: no borrowings and unamortized transaction costs of $5.7 million included in “Other long-term assets”). In addition, the Company had $24.0 million (February 1, 2014: $24.0 million, May 4, 2013: $24.2 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments primarily relating to utility commitments and defined benefit plan deficit funding (see Note 10 for additional information on retirement benefit plans). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at May 3, 2014, the Company had outstanding merchandise letters of credit of U.S. $8.5 million (February 1, 2014: U.S. $9.0 million, May 4, 2013: U.S. $9.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.
The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 20).
Finance costs
Interest expense on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Credit Facility for the 13-week period ended May 3, 2014 totaled $2.3 million (2013: $2.7 million). Interest expense is included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Also included in “Finance costs” for the 13-week period ended May 3, 2014 was an expense of nil (2013: expense reversal of $0.4 million) for interest on accruals for uncertain tax positions, and an expense of $0.2 million (2013: nil) for interest on the settlement of a sales tax assessment.

The Company’s cash payments for interest on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13-week period ended May 3, 2014 totaled $1.8 million (2013: $2.1 million).

8. Capital stock
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which, cannot exceed 19,689 common shares a day), and a limit of one block purchase per week.
There were no share purchases during the 13-week period ended May 3, 2014 (2013: no share purchases).
During the 52-week period ended February 1, 2014 (“Fiscal 2013”), the Company distributed $509.4 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $5.00 per common share was made on December 6, 2013.
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, together form the ultimate controlling party of the Company. ESL is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company as at May 3, 2014 (February 1, 2014: 28,158,368 or 27.6%, May 4, 2013: 28,158,368 or 27.6%). Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 51,962,391 or 51.0%, of the common shares of the Company as at May 3, 2014 (February 1, 2014: 51,962,391 or 51.0%, May 4, 2013: 51,962,391 or 51.0%). The issued and outstanding shares are fully paid and have no par value.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at May 3, 2014, the only shares outstanding were common shares of the Company.

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Apparel & Accessories [1]	$264.1	$280.3
Home & Hardlines [1]	356.0	413.3
Other merchandise revenue	46.6	57.1
Services and other	74.3	83.7
Commission and licensee revenue	30.7	32.7
	$771.7	$867.1

1
Certain product lines have been reclassified from the Apparel & Accessories category, to the Home & Hardlines category. Also, the Major Appliances category is now included in the Home & Hardlines category. Prior year comparative figures have been restated to reflect these changes.

10. Retirement benefit plans
In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended May 3, 2014 was $1.4 million (2013: $2.0 million), $1.9 million (2013: $2.2 million) and $2.4 million (2013: $2.7 million), respectively. Not included in total retirement benefit plans expense for the 13-week period are short-term disability expenses of $2.1 million (2013: $2.5 million) that were paid from the other benefit plan. These expenses are included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
Total cash contributions by the Company to its defined benefit, defined contribution and other benefit plans for the 13-week period ended May 3, 2014 were $2.2 million (2013: $9.7 million).
In the fourth quarter of Fiscal 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefits, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014. The Company also froze the benefits offered under the non-pension retirement plan to benefit levels as at January 1, 2015. In the fourth quarter of Fiscal 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses). Refer to the 2013 Annual Consolidated Financial Statements for more details.
During the 13-week period ended May 3, 2014, the Company offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The Company expects to settle accepted offers by the end of October 2014. In addition, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company expects to settle any acceptances from the offer by the end of June 2014, and expects to pay approximately $13.0 million. The Company has incurred $0.8 million in expenses during the 13-week period ended May 3, 2014 related to the settlement. Upon settlement, the Company will remeasure the liability on the non-pension retirement plan and record a settlement gain.

11. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses”, were as follows:

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Depreciation of property, plant and equipment	$20.9	$27.4
Amortization of intangible assets	2.7	2.8
Total depreciation and amortization expense	$23.6	$30.2

12. Assets classified as held for sale
On October 29, 2013, the Company announced the future closure of one of its Regina Logistics Centres (‘‘RLC’’). The RLC including the adjacent vacant property, which are owned by the Company, is being marketed for sale and if a buyer is identified that will purchase the RLC at a price acceptable to the Company, then the RLC will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
On May 16, 2014, the Company announced that it had reached a definitive agreement with Ivanhoé Cambridge II Inc. (“Ivanhoé”) to sell its 15% joint arrangement interest in the Les Rivières Shopping Centre (“Les Rivières”) it owns with Ivanhoé for cash consideration of approximately $33.5 million. The joint arrangement interest had a net carrying value of approximately $13.5 million as at May 3, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction is scheduled to close on June 2, 2014, and the ultimate amount of gain to be recognized will be determined during the second quarter of the 52-week period ended January 31, 2015. Following the sale, the Company will continue to operate its store in the shopping centre.
As at May 3, 2014, the assets of RLC and the assets of the property owned with Ivanhoé were separately classified as held for sale on the Company's unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	RLC	Les Rivières	Total
Accounts receivable, net	$—	$0.1	$0.1
Prepaid expenses	—	0.2	0.2
Current assets classified as held for sale	—	0.3	0.3
Property, plant and equipment	10.9	13.0	23.9
Investment property	2.4	—	2.4
Other long-term assets	—	0.2	0.2
Non-current assets classified as held for sale	13.3	13.2	26.5
Assets classified as held for sale	$13.3	$13.5	$26.8
The major classes of assets classified as held for sale as of February 1, 2014 were as follows:

(in CAD millions)	RLC
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3
There were no assets classified as held for sale as at May 4, 2013.
The operations of the RLC and Les Rivières are not presented as discontinued operations on the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss as they do not represent a separate geographical area of operations or a separate major line of business.

13. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
13.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $344.7 million as at May 3, 2014 (February 1, 2014: $605.8 million, May 4, 2013: $190.4 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at May 3, 2014, one party represented 13.0% of the Company’s net accounts receivable (February 1, 2014: one party represented 11.3% of the Company’s accounts receivable, May 4, 2013: two parties represented 38.1% of the Company’s accounts receivable).
13.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at May 3, 2014:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$421.5	$421.5	$421.5	$—	$—	$—
Finance lease obligations including payments due within one year [1]	31.6	41.1	6.8	11.1	10.0	13.2
Operating lease obligations [2]	n/a	465.9	99.2	150.7	104.6	111.4
Royalties [2]	n/a	3.2	0.5	1.5	1.2	—
Purchase agreements [2,4]	n/a	15.7	8.2	7.5	—	—
Retirement benefit plans obligations [3]	291.9	101.0	22.8	58.7	19.5	—
	$745.0	$1,048.4	$559.0	$229.5	$135.3	$124.6

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility as at May 3, 2014.

2	Purchase agreements, operating lease obligations, and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Payments beyond 2013 are subject to a funding valuation as at December 31, 2013 to be completed by September 30, 2014. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

4	Certain vendors require minimum purchase commitment levels over the term of the contract.
Management believes that cash on hand, future cash flow generated from operations and availability of current and future funding will be adequate to support these financial liabilities. As at May 3, 2014, the Company does not have any significant capital expenditure commitments.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
13.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at May 3, 2014, there were forward contracts outstanding with a notional value of US $64 million (February 1, 2014: US $90 million, May 4, 2013: nil) and a fair value of $2.0 million included in “Derivative financial assets” (February 1, 2014: $7.2 million, May 4, 2013: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”). As at May 3, 2014, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted Net Loss.
During the 13-week period ended May 3, 2014, the Company recorded a loss of $0.1 million (2013: loss of $0.8 million) in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 0.9107 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.6 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.
13.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at May 3, 2014, the Company had no interest rate swap contracts in place (February 1, 2014: nil, May 4, 2013: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at May 3, 2014 was a net asset of $271.5 million (February 1, 2014: net asset of $515.1 million, May 4, 2013: net asset of $111.0 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net loss for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at May 3, 2014.
13.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	100.4	310.3	20.6
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	0.2	0.2	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	2.0	7.2	—
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

1	Interest income related to cash and cash equivalents is disclosed in Note 5.
2	Classification of fair values relates to 2014
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.
Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS, which resulted in SHS overseeing the day-to-day operations of HIPS. The Company provided SHS an interest-bearing loan which allowed SHS to pay the final purchase price of $5.3 million over 6 years. SHS repaid this loan on September 30, 2013, and shortly afterwards, issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note asset is included in “Other long-term assets” in the Consolidated Statements of Financial Position as at May 3, 2014.
On December 13, 2013, SHS announced that it was in receivership. All offers of services provided by SHS ceased, and the Company is working with the Receiver, PricewaterhouseCoopers Inc., on options for completing pending orders. As a result of the announcement, the Company recorded a warranty provision of $2.0 million in the fourth quarter of Fiscal 2013 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS.
As a result of an announcement made by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded an additional provision of $4.4 million for warranty, and a $2.2 million allowance for doubtful accounts against the net receivable (including outstanding commissions receivable) for the 13-week period ended May 3, 2014.

14. Contingent liabilities
14.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
14.2 Commitments and guarantees
Commitments
As at May 3, 2014, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $11.0 million (February 1, 2014: $11.1 million, May 4, 2013: $9.7 million), which is the Canadian equivalent of U.S. $10.0 million (February 1, 2014: U.S. $10.0 million, May 4, 2013: U.S. $9.6 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 13.2 “Liquidity risk”.

Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $3.2 million as at May 3, 2014 (February 1, 2014: $3.5 million, May 4, 2013: $1.8 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

15. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662
“Net loss” as disclosed in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For the 13-week period ended May 3, 2014, there were no outstanding dilutive instruments. For the 13-week period ended May 4, 2013, the Company incurred a net loss and therefore all potential common shares were anti-dilutive.

16. Income taxes
The Company’s total net cash payments of income taxes for the 13-week period ended May 3, 2014 were $74.7 million (2013: $8.0 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13-week period ended May 3, 2014, the Company recorded benefits for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss as follows:

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Finance costs recovery	$—	$0.4
Income tax recovery (expense):
Current	0.1	0.5
Deferred	(0.1)	(0.1)
Net benefits on uncertain tax positions	$—	$0.8

The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at May 3, 2014, were receivables of $32.5 million (February 1, 2014: $32.5 million, May 4, 2013: $14.7 million) related to payments made by the Company for disputed tax assessments.

17. Segmented information
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, Operating Segments which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into two reportable segments: Merchandising and Real Estate Joint Arrangements. The Merchandising segment includes revenues from the sale of merchandise and related services to customers. The Real Estate Joint Arrangement segment includes income from the Company’s joint arrangement interests in shopping centres across Canada, all of which contain a Sears store.
17.1 Segmented statements of (loss) earnings

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Total revenue
Merchandising	$770.0	$856.4
Real Estate Joint Arrangements	1.7	10.7
Total revenue	$771.7	$867.1
Segmented operating (loss) income
Merchandising	$(100.7)	$(44.4)
Real Estate Joint Arrangements	0.2	2.9
Total segmented operating loss	$(100.5)	$(41.5)
Finance Costs
Merchandising	$2.5	$1.9
Real Estate Joint Arrangements	—	0.4
Total finance costs	$2.5	$2.3
Interest Income
Merchandising	$0.7	$0.2
Real Estate Joint Arrangements	—	0.2
Total interest income	$0.7	$0.4
Income tax recovery
Merchandising	$27.1	$12.2
Real Estate Joint Arrangements	—	—
Total income tax recovery	$27.1	$12.2
Net loss	$(75.2)	$(31.2)
17.2 Segmented statements of total assets

(in CAD millions)	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Merchandising	$2,154.3	$2,354.2	$2,121.7
Real Estate Joint Arrangements	37.6	38.1	295.8
Total assets	$2,191.9	$2,392.3	$2,417.5

17.3 Segmented statements of total liabilities

(in CAD millions)	As at May 3, 2014	As at February 1, 2014	As at May 4, 2013
Merchandising	$1,195.2	$1,314.4	$1,345.5
Real Estate Joint Arrangements	1.7	4.1	26.8
Total liabilities	$1,196.9	$1,318.5	$1,372.3

18. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Accounts receivable, net	$12.2	$(1.5)
Inventories	(17.5)	(39.7)
Prepaid expenses	(5.6)	0.1
Accounts payable and accrued liabilities	(18.4)	(25.9)
Deferred revenue	(6.1)	2.3
Provisions	(8.9)	(13.5)
Income and other taxes payable and recoverable	(41.6)	(14.2)
Effect of foreign exchange rates	0.4	(0.1)
Cash used for non-cash working capital balances	$(85.5)	$(92.5)

19. Changes in long-term assets and liabilities
Cash generated from (used for) long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended May 3, 2014	13-Week Period Ended May 4, 2013
Other long-term assets	$11.5	$0.2
Other long-term liabilities	(7.5)	(5.9)
Other	0.2	(0.6)
Cash generated from (used for) long-term assets and liabilities	$4.2	$(6.3)

20. Burnaby arrangement
On October 11, 2013, the Company announced that it entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of nine acres of the Company’s property on and adjacent to the Company’s store located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). Closing under the agreement is contingent upon obtaining the approval from the City of Burnaby for the Project, which is expected to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million subject to adjustments, and the retention of Concord on customary terms to manage the development. $15.0 million of the purchase price is to be paid in cash on closing, with the balance represented by an interest-free long term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. If third party debt financing cannot be obtained, Concord will be responsible for providing debt financing to develop the Project (which would, with certain exceptions, be subordinated to the long-term note held by the Company). The estimated cost to fully develop and build out the Project as contemplated is currently in excess of $1.0 billion. Completion of the Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
In January 2014, in conjunction with Concord obtaining financing to develop the Project, the Company entered into a demand mortgage for $25.0 million, secured by the Project property. Interest on drawings under the mortgage is determined based on the prime rate plus a spread, and is due monthly. As at May 3, 2014, the Company had no borrowings on the mortgage. In January 2014, Concord entered into a demand loan agreement for $20.0 million. The loan is guaranteed by Concord’s parent company, One West Holdings Ltd., and the Company’s undrawn $25.0 million mortgage has been pledged as collateral. As at May 3, 2014, Concord has borrowed $13.6 million against the available demand loan.

21. Events after the reporting period
On May 16, 2014, the Company announced that it had reached a definitive agreement with Ivanhoé to sell its 15% joint arrangement interest in Les Rivières that it owns with Ivanhoé, for cash consideration of approximately $33.5 million. The joint arrangement interest had a net carrying value of approximately $13.5 million as at May 3, 2014. The agreement is subject to customary closing conditions including representations and warranties given on signing of the agreement continuing to be true on closing. The transaction closed on June 2, 2014, and the ultimate amount of gain to be recognized will be determined during the second quarter of the 52-week period ended January 31, 2015. Following the sale, the Company will continue to operate its store in the shopping centre.
On May 26, 2014, the Company announced to its associates the potential future sale of one of its Montreal logistics centres (the “MLC”). The MLC, which is owned by the Company, is being marketed for sale. This process has been approved by senior management of the Company. The carrying value of property, plant and equipment of the MLC was $90.4 million as at May 3, 2014.
On May 28, 2014, the Company announced that it had extended the term of its senior secured revolving credit facility (the “Amended Credit Facility”), held by a syndicate of lenders, to May 28, 2019, and had reduced the total credit limit from $800 million to $300 million. The borrowing base formula used to determine availability under the Amended Credit Facility remained unchanged. All other significant terms and covenants of the Amended Credit Facility remain customary for facilities of this nature.

22. Approval of unaudited consolidated financial statements
The Financial Statements were approved by the Board of Directors and authorized for issue on June 2, 2014.